UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2016

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS DECISIONS OF ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Moscow, Russia — March 4, 2016 – Mechel OAO (NYSE: MTL, MOEX: MTLR), a leading
Russian mining and metals company, announces that the extraordinary general meeting of the company’s shareholders took place today.
The shareholders approved the following decisions:
1. To terminate early the powers of members of Mechel OAO’s Board of Directors.
2. To elect the following persons as members of Mechel OAO’s Board of Directors:
• Vladimir V. Gusev
• Yury N. Malyshev
• Vladimir Y. Korovkin
• Igor V. Zyuzin
• Alexander N. Kotsky
• Alexander D. Orischin
• Oleg V. Korzhov
• Alexey G. Ivanushkin
• Tigran G. Khachaturov
3. To approve the company’s charter in a new version.
4. To approve the company’s bylaw on the General Meeting of Shareholders in a new version.
5. To approve the company’s bylaw on the Board of Directors in a new version.
Results of the voting on issues # 6, 7, 8, 9 were not calculated due to lack of quorum.
“On today’s meeting, we did not manage to secure the number of votes of our minority shareholders (holders of common shares and ADRs) required to approve the deals with the lender banks on providing additional suretyships and pledges.
We think that one of the reasons why this happened was due to requirements on disclosure of information on ADR holders, recently introduced into Russian law.
ADR holders account for two thirds of our minority shareholders. Additional difficulties also arose out of the fact that many de facto holders receive information through a chain of brokers and did not receive the depositary’s instructions on voting in allotted time.
“We will bring the issues of approval of those deals to the next general shareholders’ meeting and will continue to work on persuading our shareholders to take part in the vote. I would like to offer special gratitude to Mechel’s
Russian shareholders who demonstrated unequalled unity and solidarity by voting in support of the company,” Mechel OAO’s Chief Executive Officer Oleg Korzhov noted.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is an international mining and steel company which employs over 67,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 4, 2016	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO